EXHIBIT 99-3

NEWS RELEASE


Contact:
Dick Becht
716/655-3800



             ACME ELECTRIC TO BE A SOLE SUPPLIER TO POWERWARE


     EAST AURORA, N.Y., August 17, 1999 -- Acme Electric Corporation (NYSE: ACE), announced today that its Lumberton, N.C.-based Power Distribution Products Division has been selected by Powerware (formerly Exide Electronics Corporation) as Powerware's sole supplier of custom electrical transformers for use in its uninterruptible power supply (UPS) products.

        Acme said it expects to generate in excess of $6 million of additional sales per year from this new supply agreement.

      Robert J. McKenna, Acme's Chairman and Chief Executive Officer, said, "By leveraging our continuous flow manufacturing process and years of electrical transformer design experience, Acme can deliver just-in-time service and superior product designs at a lower cost than competing products. All of the transformers to be supplied to Powerware will be manufactured in our Lumberton, N.C., facility."

     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe Ariz.

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